Exhibit 99.1

ONTARIO SUPERIOR COURT ISSUES FINAL ORDER

RELATING TO GEAC PLAN OF ARRANGEMENT

MARKHAM, ONTARIO and WALTHAM, MASSACHUSETTS, January 30, 2006 - Geac Computer Corporation Limited (TSX:GAC and NASDAQ: GEAC) today announced that the Ontario Superior Court of Justice has issued the final order approving the Plan of Arrangement pursuant to which affiliates of Golden Gate Capital will acquire all of the shares of Geac.  Under the terms of the Arrangement, Geac shareholders will receive U.S.$11.10 in cash for each common share of Geac.  The transaction is expected to close on or before March 16, 2006 following the completion of the syndication of the firmly committed debt financing in which JP Morgan, Merrill Lynch, Wells Fargo Foothill and D.B. Zwirn Finance, among others, will participate.

About Geac

Geac is a leading global provider of software and services for businesses and governmental bodies providing customers with financial and operational technology solutions to optimize their financial value chain.  Further information is available at http://www.geac.com or through email at info@geac.com.

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This press release contains forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future.  These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases.  These forward-looking statements are neither promises nor guarantees.  They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results.  Geac disclaims any obligation to update any such forward-looking statements after the date of this release.  Among the risks and uncertainties that could cause a material difference between these forward-looking statements and actual events include, among other things: our ability to increase revenues from license sales, cross-sell into our existing customer base and reduce customer attrition; whether we can identify and acquire synergistic businesses and, if so, whether we can successfully integrate them into our existing operations; whether we are able to deliver products and services within required time frames and budgets to meet increasingly competitive customer demands and performance guarantees; risks inherent in fluctuating international currency exchange rates in light of our global operations and the unpredictable effect of geopolitical world and local events; whether we are successful in our continued efforts to manage expenses effectively and maintain profitability; our ability to achieve revenue from products and services that are under development; the uncertain effect of the competitive environment in which we operate and resulting pricing pressures; and whether the anticipated effects and results of our new product offerings and successful product implementation will be realized.  These and other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators, including Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com.

Geac is a registered trademark of Geac Computer Corporation Limited.  All other marks are trademarks of their respective owners.

For more information, please contact:

Alys Scott

Vice President

Corporate Communications

Geac

(781) 672-5980

alys.scott@geac.com